Exhibit c(iv)

July 11, 2025

Special Committee of the Board of Directors Anebulo Pharmaceuticals

1017 Ranch Road 620 South, Suite 107

Lakeway, TX 78734 Ladies and Gentlemen:

Houlihan Capital, LLC (“Houlihan Capital”) understands that Anebulo Pharmaceuticals (NASDAQCM:ANEB), a Delaware corporation (collectively, the “Client” or “Company”) is contemplating a transaction consisting of (i) a 1-for-5,000 a reverse stock split (the “Reverse Split”) of its common stock with the purpose of taking the Company private, and (ii) the cash payment of $3.50 per share to shareholders whose shares are converted into less than one share in the Reverse Split (the “Fractional Share Consideration”, and collectively with the Reverse Split, the “Transaction”).

Pursuant to an engagement letter dated June 11, 2025, the Special Committee of the Board of Directors of the Company (the “Special Committee”) engaged Houlihan Capital to render a written opinion (the “Opinion”), whether or not favorable, as to whether, as of the date hereof, the Transaction is fair from a financial point of view to the minority, unaffiliated shareholders of the Company.

In completing our analysis for purposes of the Opinion set forth herein, Houlihan Capital’s investigation included, among other things, the following:

●	Held discussions with certain members of the Company’s senior management (“Management”) regarding the Transaction, the historical performance of the Company, and the future outlook for the Company;

○	Review of information provided by Client including, but not limited to:

○	The Company’s latest reports on Form 10-Q and 10-K and other relevant public documents as filed with the Securities and Exchange Commission;

○	The Company’s unaudited financial statements for the year-to-date (“YTD”) period ended March 31, 2025;

○	The Company’s scenario-based revenue projections for Selonabant, dated November 26, 2024;

○	The Opportunity Assessment Report presented by IQVIA for the Company, dated November 26, 2024;

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Special Committee of the Board of Directors of Anebulo Pharmaceuticals

July 11, 2025

Fairness Opinion - Confidential

●	Reviewed the industry in which the Company operates, which included a review of (i) certain industry research, (ii) certain comparable publicly traded companies and (iii) certain mergers and acquisitions of comparable businesses;

●	Developed indications of value for the Company using generally accepted valuation methodologies; and

●	Reviewed certain other relevant, publicly available information, including economic, industry, and Company specific information.

Our analyses contained herein are confidential and addressed to, and provided exclusively for use by, the Special Committee. Our written opinion may be used (i) by the Special Committee in evaluating the Transaction, (ii) in disclosure materials to Client’s shareholders, (iii) in filings with the U.S. Securities and Exchange Commission (the “SEC”) (including the filing of the Opinion and the data and analysis presented by Houlihan Capital to the Special Committee), and (iv) in any litigation pertaining to matters relating to the Transaction and covered in the Opinion.

This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in the Opinion and subject to the understanding that the obligations of Houlihan Capital and any of its affiliates in the Transaction are solely corporate obligations, and no officer, director, principal, employee, affiliate, or member of Houlihan Capital or their successors or assigns shall be subjected to any personal liability whatsoever (other than for intentional misconduct, fraud, or gross negligence), nor will any such claim be asserted by or on behalf of you or your affiliates against any such person with respect to the Opinion other than Houlihan Capital.

Among the activities conducted in the course of our engagement, Houlihan Capital received and reviewed information provided by the Company. We have relied upon and assumed, without independent verification, the accuracy, completeness, and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering an opinion. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor, except as stated herein, have we been furnished with any such evaluation or appraisal. Nothing has come to our attention in the course of this engagement which would lead us to believe that (i) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.

We have further relied upon the assurances and representations from Company management that they are unaware of any facts that would make the information provided to us to be incomplete or misleading in any material respect for the purposes of the Opinion.

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Special Committee of the Board of Directors of Anebulo Pharmaceuticals

July 11, 2025

Fairness Opinion - Confidential

Several analytical methodologies have been employed herein, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. In arriving at the Opinion, Houlihan Capital did not attribute any particular weight to any single analysis or factor, but instead, made certain qualitative and subjective judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by us and in the context of the circumstances of the Transaction. Accordingly, Houlihan Capital believes that its analyses must be considered as a whole, because considering any portion of such analyses and factors, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the process underlying, and used by Houlihan Capital as support for, the conclusion set forth in the Opinion.

In our analysis and in connection with the preparation of the Opinion, Houlihan Capital has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. Houlihan Capital’s Opinion is necessarily based upon market, economic and other conditions that exist and can be evaluated as of the date of the Opinion. Houlihan Capital is under no obligation to update, revise, reaffirm or withdraw the Opinion, or otherwise comment on or consider events occurring after the date of the Opinion. This Opinion is conditioned upon the terms of the final Transaction being consistent in all material respects with the terms of the most recent draft of the Transaction documents.

The conclusions we have reached are based on all the analyses and factors presented herein taken as a whole and on the application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment or qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more part of the material that follows.

Our only opinion is the formal written opinion Houlihan Capital has expressed as to whether, as of the date hereof, the Transaction is fair from a financial point of view to the minority, unaffiliated shareholders of the Company. The Opinion does not constitute a recommendation to proceed with the Transaction. Houlihan Capital was not requested to opine as to, and the Opinion does not address, the (i) underlying business decision of the Company, its shareholders, or any other party to proceed with or effect the proposed Transaction, (ii) financial fairness of any aspect of the proposed Transaction not expressly addressed in the Opinion, (iii) terms of the Transaction (except with respect to financial fairness), including, without limitation, the closing conditions and any of the other provisions thereof, (iv) fairness of any portion or aspect of the proposed Transaction to the holders of any securities, creditors, or other constituencies of the Company, or any other party, other than those set forth in the Opinion, (v) relative corporate or other merits of the proposed Transaction as compared to any alternative business strategies that might exist for the Company, or (vi) tax, accounting, or legal consequences of the proposed Transaction to either the Company, its shareholders, or any other party.

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Special Committee of the Board of Directors of Anebulo Pharmaceuticals

July 11, 2025

Fairness Opinion - Confidential

No opinion, counsel, or interpretation was intended or should be inferred with respect to matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. Furthermore, the Opinion does not address any aspect of the Special Committee’s recommendation to its shareholders with respect to the adoption of the Transaction or how any shareholder of the Company should vote with respect to such adoption or the statutory or other method by which the Company is seeking such vote in accordance with the terms of the Transaction, applicable law, and the Company’s organizational instruments.

Houlihan Capital was not requested to and did not (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the proposed Transaction, (ii) negotiate or recommend the terms of the proposed Transaction, or (iii) advise the Special Committee with respect to alternatives to the proposed Transaction.

Houlihan Capital, LLC, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Neither Houlihan Capital, nor any of its principals or affiliates, has any ownership or other beneficial interests in any parties involved in the Transaction, and has provided no previous investment banking or consulting services to any party to the Transaction or any of their affiliates, other than providing a fairness opinion to one of their affiliates.

Houlihan Capital has received and is receiving a fee from the Company relating to its services in providing this Opinion that is not contingent on the consummation of the proposed Transaction. In an engagement letter dated June 11, 2025, the Company has agreed to indemnify Houlihan Capital for certain specified matters in connection with Houlihan Capital’s services.

Based upon the foregoing, it is Houlihan Capital’s opinion that, as of the date hereof, the Transaction is fair from a financial point of view to the minority, unaffiliated shareholders of the Company. The Opinion was unanimously approved by the Fairness Opinion Committee of Houlihan Capital.

Respectfully submitted,

Houlihan Capital, LLC

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